UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 22, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 22, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: June 19, 2009

09-19-TC

TECK PROVIDES COAL UPDATE

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that coal contract settlements have progressed sufficiently to permit Teck to update its coal sales guidance. Teck expects 2009 coal sales to be at the upper end of the previously announced range of 18-20 million tonnes. Teck expects second quarter sales of approximately 5 million tonnes and third quarter sales in excess of 6 million tonnes. Significant increases in sales to China contribute significantly to Teck’s increased confidence in higher sales volumes. Previously planned temporary production shutdowns at several mines have now been cancelled in order to meet the increased demand.

Teck has completed negotiations with more than 80% of its traditional customers, with pricing consistent with previously announced settlements at US$128 per tonne for Teck’s highest quality coal products. To date, customers have committed to take delivery of 2.3 million tonnes of carryover tonnage in the 2009 coal year at 2008 coal year prices.

Increased production and sales for the remainder of the year are expected to significantly reduce site unit operating costs, as the per tonne impact of fixed costs, which represent about 25% of the cost structure, is reduced. Strip ratios are expected to reduce by approximately 25% in the second half of 2009 compared to the first half. Cost of sales in the 2009 calendar year is expected to be in the range of C$53 to C$56 per tonne.

Transportation costs are also expected to decline due to the impact of coal price-linked terms in Teck Coal’s transportation contracts. Port costs decline by approximately $0.05 per tonne for each C$1 per tonne decrease in coal price. A new contract with Canadian Pacific Railway has not been reached for transportation fromthe five mines in the Elk Valley to west coast ports, but required service continues to be provided. Transportation costs for the 2009 calendar year are currently expected to be in the range of C$35 to C$37 per tonne.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes, realized coal prices, production and transportation costs, as well as production volumes and strip ratios.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, failure of Teck’s customers to meet their contractual obligations, changes in conditions in the steel market, changes in foreign exchange rates, unplanned disruptions in production or transportation, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

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